UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13251

Pioneer Credit Recovery, Inc. 401(k) Plan

(Full title of the Plan)

SLM CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(address of principal executive office of the issuer)

PIONEER CREDIT RECOVERY, INC. 401(k) PLAN

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Auditors

To the Participants and Plan Administrator of the

Pioneer Credit Recovery, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Credit Recovery, Inc. 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In their report dated June 11, 2002, the predecessor auditors were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2001 because, at the instruction of the plan administrator, they did not perform any auditing procedures with respect to the information summarized in Note 3 in those financial statements. The Plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits as of December 31, 2001 in accordance with auditing standards generally accepted in the United States of America. Accordingly, we are now able to express an opinion on those financial statements.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia

June 25, 2003

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
Investments, at fair value (Note 3)	$1,486,891	$978,897
Loans to Participants	88,643	60,166
Receivables
Participants	—	30,735
Employer	—	7,254

Total receivables	—	37,989

Net assets available for benefits	$1,575,534	$1,077,052

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2002

Additions to net assets attributed to:
Investment income/(loss):
Net depreciation in fair value of investments (Note 3)	$(259,555)
Dividends	11,582
Interest	6,805

Investment loss	(241,168)

Contributions:
Participants	717,070
Employer	117,943
Rollovers	12,040

847,053

Total additions, net	605,885

Deductions from net assets attributed to:
Benefits paid to participants	(64,005)
Administrative expenses	(43,398)

Total Deductions	(107,403)

Net increase	498,482

Net assets available for benefits:
Beginning of year	1,077,052

End of year	$1,575,534

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

The Pioneer Credit Recovery, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of Pioneer Credit Recovery, Inc. (the “Company” or the “Employer”), which is a wholly-owned subsidiary of SLM Corporation, who have completed 90 days of service and have attained the age of 18.

On September 15, 2002, the Plan changed Trustees from Massachusetts Mutual Life Insurance Company (“MassMutual”) to Fidelity Management Trust Company (“Fidelity”). All assets of the Plan were transferred on October 1, 2002 to the new Trustee. In addition, on September 15, 2002, the Plan changed sponsors from the Company, to SLM Corporation.

Contributions and vesting

Participants are eligible to contribute from 1 percent to 20 percent of their compensation to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $11,000 in 2002.

Upon entry into the Plan, the Employer contributes an amount equal to 25 percent of Participant contributions up to 8 percent of the Participant’s eligible compensation. Employer contributions not yet vested at termination of employment are forfeited by the Participant and reduce the Employer’s future contribution. During 2002, there were no forfeitures used to reduce Employer contributions. Unused forfeitures at December 31, 2002 were $2,096. Such amount will be used to offset future Employer contributions.

Effective October 1, 2002, Participants vest in Employer contributions and earnings thereon in accordance with the following schedule:

Vesting Percentage
One but less than two years of service	20%
Two but less than three years of service	40%
Three but less than four years of service	60%
Four but less than five years of service	80%
Five or more years of service	100%

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Prior to that date, Participants generally vested in Employer contributions and earnings thereon in accordance with the following schedule:

Vesting Percentage
Three but less than four years of service	20%
Four but less than five years of service	40%
Five but less than six years of service	60%
Six but less than seven years of service	80%
Seven or more years of service	100%

Other contributions

The Plan also allows for a profit sharing contribution, whereby the Company will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2002.

Participant loans

Participants may borrow up to 50 percent of their vested benefit starting at a minimum of $500 to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan shall not exceed the lesser of five years or the number of years remaining before the Participant’s Normal Retirement Age, except in the case of a loan that is used for the Participant’s principal residence, which must be repaid over ten years. Loans are secured by the Participant’s account balance, and bear interest rates equal to the prime rate established monthly by the Federal Reserve, at the time of the loan origination. Principal and interest is paid through biweekly payroll deductions.

Investment elections

For the period from September 15, 2002 to December 31, 2002, Fidelity was the Plan Trustee and recordkeeper. Prior to this, MassMutual was the Trustee and recordkeeper. On September 15, 2002, the Company changed the Trustee to Fidelity, and all assets of the Plan were transferred from MassMutual to Fidelity. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Sallie Mae 401(k) Savings Plan and Investment Committees. At December 31, 2002 the Plan offers various mutual funds, an employer stock fund, and a money market fund.

For the period from January 1, 2001 to September 30, 2002, the Plan’s investment consisted of an investment contract with MassMutual.

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

MassMutual maintained the contributions in 13 pooled separate accounts. A participant could direct MassMutual to invest any portion of his or her account in specific assets, funds or other investments offered by MassMutual under the terms of the Plan. The accounts were credited with actual earnings on the underlying investments and charged for plan withdrawals and administration expenses charged by MassMutual. Contract value represented contributions made under the terms of the contract, plus investment earnings, less Plan withdrawals and administrative expenses.

Participant accounts

Each Participant’s account is credited with the Participant’s Contribution, an allocation of the Company’s contribution and Plan earnings (losses). Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment or attainment of age 65. Distributions shall be made by lump sum or an annuity, reduced by the outstanding balance of any loan not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. Certain administrative costs are allocated to participating accounts based on Participant account balances. The Participant costs are charged directly to the Participant’s account. The Employer bears the remaining cost of Plan administration, except for commissions associated with common stock purchases and sales.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Money market funds are carried at cost, which approximates fair value. Plan investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value these investments. The fair value of mutual funds are determined based on the net asset value for shares held by the Plan. Pooled separate accounts were carried at fair value, which approximates contract value. Loans to participants are valued at cost, which approximates fair value.

The Plan presents on the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

Contributions made by Employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therin, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of the investment securities and risks in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

3.	Investments

The individual investments that represent 5 percent of more of the fair value of net assets available for benefits are as follows:

	2002	2001
Mutual Funds
Fidelity Equity Income Fund, 3,526 shares	$139,895	—
Fidelity Growth and Income Fund, 9,259 shares	280,639	—
Fidelity OTC Portfolio, 7,077 shares	169,223	—
Fidelity Magellan Fund 3,461 shares	273,315	—
Janus Worldwide Fund, 5,464 shares	175,553	—
PIMCO Total Return Fund, 11,931 shares	127,300	—
Main Street Oppenheimer Fund, 1,102 units	—	$181,900
MassMutual Core Bond Fund, 67 units	—	76,200
MassMutual Blue Chip Growth Fund, 514 units	—	109,387
MFS Emerging Growth Fund, 920 units	—	84,688
Global Oppenheimer Fund, 747 units	—	116,758
American Century Ultra Fund, 339 units	—	77,682
Money Market Fund
Fidelity Retirement Government Money Market Fund, 163,334 shares	163,334	—

PIONEER CREDIT RECOVERY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

During 2002, the Plan’s investments (including investments bought, sold, or held during the year) (depreciated)/appreciated in value by ($300,246) and $40,691 relating to the pooled separate accounts and the mutual funds, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.	Related-Party Transactions

At December 31, 2002, certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the plan to Fidelity were nominal.

Additionally, the Plan has investments in the Sallie Mae Stock Fund, which is comprised principally of SLM Corporation stock. At December 31, 2002, the Plan held 911 units, valued at $23,256. During 2002, the 911 shares were purchased. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

For the period from January 1, 2002 to October 1, 2002 Plan investments consisted of shares of pooled separate accounts managed by MassMutual. MassMutual was the Trustee during this time period and therefore their transactions qualified as party-in-interest. Fees paid by the Plan for administrative services provided by MassMutual were $43,251 for the period from January 1, 2002 to October 1, 2002.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated January 30, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Pioneer Credit Recovery, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issuer, Borrower of Similar Entity	Description of Investment	Cost**	Current Value
	Mutual Funds:
*	Fidelity Management Trust Company	Fidelity Growth and Income Fund		$280,639
*	Fidelity Management Trust Company	Fidelity Magellan Fund		273,315
	Janus Capital Corporation	Janus Worldwide Fund		175,553
*	Fidelity Management Trust Company	Fidelity OTC Portfolio		169,223
*	Fidelity Management Trust Company	Fidelity Equity Income Fund		139,895
	Pacific Investment Management Company	PIMCO Total Return Fund		127,300
	Baron Capital Group	Baron Growth Fund		72,968
*	Fidelity Management Trust Company	Fidelity Diversified International Fund		46,329
*	Fidelity Management Trust Company	Fidelity Low Price Stock Fund		4,382
*	Fidelity Management Trust Company	Spartan US Equity Index		3,442
*	Fidelity Management Trust Company	Fidelity US Bond Index		2,760
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		1,588
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		1,298
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		1,216
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund		377
*	Fidelity Management Trust Company	Fidelity Balanced Fund		16
	Money Market Funds:
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund		163,334
	Sallie Mae Stock Fund:
*	SLM Corporation	Sallie Mae Stock Fund		23,256
*	Partipant Loans	Loans allowable under the plan instrument, collateralized by participant account balances, due in varying installments through 12/28/2007, with interest rates ranging from 4.25% to 11.50%		88,643

	Total Investments			$1,575,534

  *Denotes Party-in-Interest

**Cost information is not required as investments are Participant-directed

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER CREDIT RECOVERY, INC. 401(k) PLAN

(Full title of the Plan)

Date: September 30, 2003	By:	/s/ C.E. ANDREWS
C.E. Andrews Executive Vice President, Accounting and Risk Management